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03050457

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Apasco

*CURRENT ADDRESS


PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3103 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 5/7/03

SERVICIOS DE AUDITORIA

MANCERA
ERNST & YOUNG

Apasco, S.A. de C.V.
and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2002 and 2001
with Report of Independent Auditors

Expressed in thousands of Mexican pesos with
purchasing power at December 31, 2002

Apasco, S. A. de C.V.
and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2002 and 2001

Contents:

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.eyi.com

Tels. 5283 1300
Fax. 5283 1392

REPORT OF INDEPENDENT AUDITORS

The Shareholders of
Apasco, S.A. de C.V.

We have audited the accompanying consolidated balance sheet of Apasco, S.A. de C.V. and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Apasco, S.A. de C.V. and its subsidiaries at December 31, 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles in Mexico.

The financial statements for the year ended December 31, 2001 were audited by other independent public accountants, whose unqualified opinion on such statements was issued on January 18, 2002. The 2001 financial statements are included only for purposes of comparison.

Mancera, S.C.
A Member Practice of
Ernst & Young Global



Oscar Aguirre

Mexico City
January 20, 2003

Apasco, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

	December 31	
	2002	2001
Assets		
Current assets:		
Cash and short-term investments	Ps. 1,163,850	Ps. 1,672,216
Accounts receivable:		
Trade and other, net	1,061,101	1,121,854
Inventories	613,575	623,785
Prepaid expenses	-	13,151
Total current assets	2,838,526	3,431,006
Equity investment in affiliated company	2,155,845	2,071,200
Property, plant and equipment, net	12,091,463	12,062,720
Investment properties, net	147,704	149,228
Other assets, net	202,593	245,554
Total assets	Ps. 17,436,131	Ps. 17,959,708
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	Ps. 348,252	Ps. 550,191
Suppliers	256,678	438,467
Other accounts payable and accrued liabilities	314,371	400,234
Income tax payable	590,124	214,272
Employee profit sharing	143,642	121,122
Total current liabilities	1,653,067	1,724,286
Long-term debt	1,139,510	2,367,051
Financial instruments	25,800	13,280
Deferred income tax	3,075,408	3,213,481
Labor obligations	105,847	87,333
Total liabilities	5,999,632	7,405,431
Shareholders' equity:		
Capital stock	6,326,308	6,331,335
Additional paid-in capital	566,168	566,168
Reserve for repurchase of Company's own Shares	764,892	668,630
Retained earnings	7,025,495	6,353,964
Accumulated result of restatement	(3,246,364)	(3,365,820)
Total shareholders' equity	11,436,499	10,554,277
Total liabilities and shareholders' equity	Ps. 17,436,131	Ps. 17,959,708

See accompanying notes.

Apasco, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

	Year ended December 31 2002	2001
Net sales	Ps. 9,664,083	Ps. 9,634,957
Cost of sales	5,026,726	5,330,727
Gross profit	4,637,357	4,304,230
Operating expenses		
Selling and administrative	785,269	902,084
Depreciation and amortization	758,406	794,185
Operating income	3,093,682	2,607,961
Comprehensive cost of financing:		
Interest expense, net	(97,427)	(115,630)
Exchange (loss) gain, net	(160,148)	45,696
Monetary position gain	53,477	38,185
	(204,098)	(31,749)
Other (expenses) income, net	(6,664)	29,564
Equity interest in net income of affiliate	80,117	27,323
Income before income tax and employee profit sharing	2,963,037	2,633,099
Income tax	956,213	624,289
Employee profit sharing	147,651	121,564
Consolidated net income	Ps. 1,859,173	Ps. 1,887,246
Earnings per share	Ps. 7.81	Ps. 7.65
Average weighted number of shares outstanding	238,073,076	246,688,308

See accompanying notes.

Apasco, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2002 and 2001

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

	Capital stock		Additional paid-in capital	Reserve for repurchase of Company's own shares	Retained earnings	Accumulated effect of deferred income tax	Accumulated result of restatement	Total shareholders' equity
	Historical	Restated						
Balance at December 31, 2000	Ps. 215,523	Ps. 6,123,290	Ps. 566,168	Ps. 706,349	Ps. 9,327,318	Ps. (3,713,351)	Ps. (3,211,670)	Ps. 10,013,627
Dividends paid	-	-	-	-	(810,732)	-	-	(810,732)
Increase in reserve for repurchase of Company's own shares	-	-	-	336,517	(336,517)	-	-	-
Transfer of accumulated effect of deferred income tax	-	-	-	-	(3,713,351)	3,713,351	-	-
Repurchase of Company's own shares	(6,966)	(512)	-	(374,236)	-	-	-	(381,714)
Comprehensive income	-	-	-	-	1,887,246	-	(154,150)	1,733,096
Balance at December 31, 2001	208,557	6,122,778	566,168	668,630	6,353,964	-	(3,365,820)	10,554,277
Dividends paid	-	-	-	-	(793,576)	-	-	(793,576)
Increase in reserve for repurchase of Company's own shares	-	-	-	394,066	(394,066)	-	-	-
Repurchase of Company's own shares	(4,885)	(142)	-	(297,804)	-	-	-	(302,831)
Comprehensive income	-	-	-	-	1,859,173	-	119,456	1,978,629
Balance at December 31, 2002	Ps. 203,672	Ps. 6,122,636	Ps. 566,168	Ps. 764,892	Ps. 7,025,495	Ps. -	Ps. (3,246,364)	Ps. 11,436,499

See accompanying notes.

Apasco, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

	Year ended December 31 2002	2001
Operating activities		
Net income	Ps. 1,859,173	Ps. 1,887,246
Items not requiring (providing) use of resources:		
Depreciation and amortization	758,406	794,185
Labor obligations	23,218	(3,615)
Equity interest in net income of affiliate	(80,117)	(27,323)
Deferred income tax	(65,491)	(277,428)
	2,495,189	2,373,065
(Increase) decrease in:		
Trade and other receivables	60,753	(44,465)
Inventories	10,210	(27,991)
Prepaid expenses	13,151	10,739
Other assets	(84,682)	123,382
Increase (decrease) in:		
Suppliers	(181,789)	(108,382)
Other accounts payable and accrued liabilities	(85,863)	(28,866)
Labor obligations	(4,704)	-
Income tax payable	375,852	77,256
Deferred income tax	(72,582)	(126,453)
Employee profit sharing	22,520	(50,219)
Resources provided by operating activities	2,548,055	2,198,066
Investing activities		
Retirement (purchase) of property, plant and equipment. Net	(540,050)	(1,224,440)
Investment properties	1,524	(10,994)
Equity investment in affiliate	(4,528)	(170,243)
Resources used in investing activities	(543,054)	(1,405,677)
Financing activities		
Long-term debt	(1,429,480)	987,218
Repurchase of Company's own shares	(302,831)	(381,714)
Dividends paid	(793,576)	(810,732)
Financial instruments	12,520	13,280
Resources used in financing activities	(2,513,367)	(191,948)
Net (decrease) increase in cash and short-term Investments	(508,366)	600,441
Cash and short-term investments at beginning of year	1,672,216	1,071,775
Cash and short-term investments at end of year	Ps. 1,163,850	Ps. 1,672,216

See accompanying notes.

Apasco, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

1. Description of the Business and Significant Events in 2002

Apasco, S.A. de C.V. and its subsidiaries (hereinafter collectively referred to as "the Company") were incorporated under the laws of Mexico. See Note **2.C** (Basis of consolidation) for a listing of the subsidiaries of Apasco.

The Company is engaged primarily in producing and selling cement, ready-mix concrete, aggregates and supplementary products.

Significant events occurring in 2002 were as follows:

- During the second half of 2002, the Company started up a new cement production line and petroleum coke milling system at the Ramos Arizpe plant with an installed capacity of 1.3 million tons. The total investment was USD 118 million. With this new facility, the Group´s current annual installed capacity is 10.3 million tons of cement.
- During 2002, the Company performed various measures to improve productivity and operating efficiency. Costs incurred in the organizational restructuring were charged to operations. The process was completed in 2002.

2. Significant Accounting Policies and Practices

Outlined below are the more important accounting policies and practices observed in the preparation of the financial statements:

a) The preparation of financial statements in conformity with generally accepted accounting principles in Mexico, requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Recognition of the effects of inflation on the financial information

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, as amended, issued by the Mexican Institute of Public Accountants. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in Mexican pesos with purchasing power at December 31, 2002. The 2001 financial statements as originally issued were restated based on the annual inflation factor for 2002, which was 1.057.

The more important inflation accounting concepts and procedures are described below:

- Shareholders' equity

Stockholders' equity accounts were restated based on the Mexican National Consumer Price Index (NCPI).

- Net monetary effect

This represents the effect of inflation on monetary assets and liabilities. The related amounts for each year are included in the statements of income as a part of the comprehensive cost of financing.

- Accumulated result of restatement

This represents basically the gain or loss from holding non-monetary assets, which is the difference between the restated acquisition cost of non-monetary assets, using the specific cost-method, and the value of such assets that would have been determined had they been restated using the NCPI.

c) Basis of consolidation

The accompanying consolidated financial statements include the statements of Apasco, S.A. de C.V. and those of all the subsidiaries in which the Company holds a majority equity interest and over which it exercises administrative control. All important intercompany transactions and balances have been eliminated in the consolidation.

The subsidiaries in which the Company has a 99.99% equity interest are as follows:

Cementos Apasco, S.A. de C.V.
Concretos Apasco, S.A. de C.V.
Cementos Veracruz, S.A. de C.V.
Cementos de Acapulco, S.A. de C.V.
Cal Hidratada Veracruzana, S.A. de C.V.
Comindumex, S.A. de C.V.
Gravasa, S.A. de C.V.
Bienes Raíces Ojo de Agua, S.A. de C.V.
Ecoltec, S.A. de C.V.
Desarrollos y Proyectos el Aromo, S.A. de C.V.

d) Short-term investments

Short-term investments basically consist of short-term bank deposits in US dollars and government and bank securities, which are valued at cost plus uncollected accrued interest at the year-end, similar to market.

e) Allowance for doubtful accounts

It is the Company's policy to provide for trade accounts receivable with collection problems. For this purpose, it makes a case by case analysis. The amount provided for depends on the age of balances and the specific situation of each account.

f) Inventories and cost of sales

Inventories of finished products and raw materials are valued at average cost and, due to their rapid turnover, are restated based on last purchase or production cost not in excess of net realizable value. Restated cost of sales for each month is determined based on the specific production costs for each month, which are restated at year-end based on the NCPI.

Inventories of spare and replacement parts are recorded at acquisition cost and then restated based on the NCPI, as well as replacement costs, which represent last purchase costs and quoted prices. Cost of sales is restated to reflect replacement costs based on increases in the value of inventories of spare and replacement parts consumed during the year.

g) Equity investment in affiliates

The equity investment in affiliates is represented by the investment in 44.14% of the shares of Holcim (Centroamérica) B.V. (formerly Holcemca), a company incorporated in Holland and a holding company of cement companies in Central America (this being its principal activity). The affiliated companies in which Holcim (Centroamérica) B.V. holds an equity investment are as follows:

- Cementos del Norte, Honduras
- Cemento de El Salvador, El Salvador
- Corporación Incsa, Costa Rica
- Nicacem-Cemenic, Nicaragua
- Cementos Progreso, Guatemala
- Corporación Incem, Panamá

The Company recognizes the equity investment in Holcim (Centroamérica) B.V., using the equity method, as a foreign entity since the operations of its affiliates are independent from those of the Company, both financially and operationally; consequently, the financial statements of such affiliates are restated to reflect the rate of inflation of the country in which they operate and they are translated at the prevailing exchange rate at year-end. The translation effects for 2002 and 2001 were Ps. 116,208 and Ps. 43,371, respectively, and are included in the accumulated result of restatement under shareholders' equity.

h) Property, plant and equipment

Property, plant and equipment and accumulated depreciation are recorded initially at acquisition and/or construction cost, and then restated based on the NCPI, except for imported fixed assets, which are restated based on the rate of inflation of the country of origin and the exchange rate of the country of origin with respect to the Mexican peso.

Depreciation of property, plant and equipment is computed on restated values, based on the estimated remaining useful lives of the related assets, and considering the number of units produced during the period. Annual depreciation rates are as follows:

	Annual rates
Buildings and installations	2.5%
Machinery and equipment	3.6%
Automotive equipment	4.5%
Furniture and fixtures	12.2%

Maintenance costs are expensed as incurred.

Idle machinery and/or equipment is recorded at net realizable value.

i) Other assets

This caption basically consists of preoperating expenses, goodwill and debt placement expenses, which are amortized using the straight-line method over periods ranging from five to twenty years, depending on the nature of the items.

j) Exchange differences

Foreign currency denominated transactions are recorded at the prevailing exchange rate on the day of the related transactions. Exchange differences determined from the date of foreign currency denominated transactions to the time of their settlement or translation at the balance sheet date are charged or credited to income.

See **Note 9** for the foreign currency position at the end of each year and the exchange rates used to translate these balances.

k) Recognition of revenues

Revenues are recognized at the time the product is shipped to the customer who then assumes responsibility for the product.

l) Income tax, asset tax and employee profit sharing

Effective January 1, 2000, the Company adopted the requirements of Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing,* issued by the Mexican Institute of Public Accountants. Bulletin D-4 requires the recognition of deferred taxes on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

Current year income tax is charged to results of operations and represents a liability due and payable in less than one year, except for the deferred portion of income tax due to not declaring dividends in the following year. Such portion is presented as a deferred tax asset or liability.

In conformity with Bulletin D-4, deferred employee profit sharing should be recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future. At December 31, 2002 and 2001, there were no such items on which to provide for deferred employee profit sharing.

Current year employee profit sharing should be charged to results of operations and represents a liability due and payable in a period of less than one year.

m) Labor obligations

In conformity with Mexican Labor Law, some subsidiaries have a liability for seniority premiums payable to employees and workers after 15 or more years of service. Furthermore, under a union contract, the Company is liable for seniority premiums accruing to workers who leave the Company's employment voluntarily, based on certain conditions.

The Company has a pension plan that covers all employees. The plan sets the retirement age at 65 with 10 years' seniority in the Company, or early retirement at 60 with 10 years' seniority, with the prior authorization of the pension plan management committee. The pension plan is financed by means of annual contributions made to a trust fund.

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

The Company recognizes the liability for seniority premiums and pensions as benefits accrue, based on actuarial computations using the projected unit-credit method and real interest rates. Termination payments made to employees who are dismissed are charged to results of operations of the year in which the decision to dismiss an employee is made.

Consequently, the liability that is being provided for, determined at its present value, will cover projected labor obligations at the estimated date of retirement of the employees who work for the Company.

n) Comprehensive income

Requirements of the Mexican accounting Bulletin B-4, *Comprehensive Income,* went into effect on January 1, 2001. Bulletin B-4 requires the disclosure of comprehensive income in the statement of changes in shareholders' equity. Bulletin B-4 has no effect on current year net income or on shareholders' equity. Comprehensive income consists of the net income for the year plus, if applicable, those items that are reflected directly in shareholders' equity and that do not constitute capital contributions, reductions or distributions.

o) Earnings per share

Earnings per share are determined dividing consolidated net income by the average number of shares outstanding in each year.

3. Cash and Short-term Investments

At December 31, 2002 and 2001, the Company has cash in US dollars (bank certificates of deposit) in the amount of USD 89 million (925 million Mexican pesos) and USD117 million (1,218 million Mexican pesos), respectively. Furthermore, the Company has investments in debt instruments (bank certificates of deposit) of 239 million Mexican pesos and 454 million Mexican pesos, respectively.

4. Trade and Other Accounts Receivable

An analysis of this caption at December 31, 2002 and 2001 is as follows:

	2002	2001
Trade receivables	Ps. 1,113,174	Ps. 1,171,686
Allowance for doubtful accounts	(90,974)	(99,692)
Other	38,901	49,860
	Ps. 1,061,101	Ps. 1,121,854

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

5. Inventories

An analysis of inventories at December 31, 2002 and 2001 is as follows:

	2002	2001
Finished products	Ps. 153,173	Ps. 160,714
Raw materials	64,078	133,496
Spare and replacement parts	301,127	287,474
Advances to suppliers	106,382	58,942
	624,760	640,626
Less:		
Reserve for obsolete and slow-moving inventories	(11,185)	(16,841)
	Ps. 613,575	Ps. 623,785

6. Equity Investment in Affiliate

The Company's equity investment in the affiliate at December 31, 2002 and 2001 has been valued using the equity method. An analysis is as follows:

Affiliated company	% equity interest	Shareholders' equity of subsidiary	Equity investment 2002	Equity investment 2001
Holcim (Centroamérica) B.V. (formerly Holcemca)	44.14	Ps. 4,877,644	Ps. 2,152,992	Ps. 2,068,197
Others			2,853	3,003
			Ps. 2,155,845	Ps. 2,071,200

7. Property, Plant and Equipment

An analysis of property, plant and equipment at December 31, 2002 and 2001 is as follows:

	2002	2001
Land and quarries	Ps. 1,016,052	Ps. 1,027,085
Buildings and installations	5,204,721	4,843,438
Machinery and equipment	13,573,192	11,950,197
Automotive equipment	1,548,448	1,629,810
Furniture and fixtures	313,662	308,043
Construction in progress	282,431	1,333,492
	21,938,506	21,092,065
Accumulated depreciation	(9,847,043)	(9,029,345)
	Ps. 12,091,463	Ps. 12,062,720

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

8. Other Assets

Other assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Preoperating expenses	Ps. 369,113	Ps. 375,265
Goodwill	75,962	75,610
Debt placement expenses	90,354	100,738
Notes receivable	28,272	13,836
Stock purchase option plan	6,355	12,525
Asset derived from labor obligations	59,118	22,870
Prepaid expenses	10,221	-
Other	3,012	2,503
	642,407	603,347
Accumulated amortization	(439,814)	(357,793)
	Ps. 202,593	Ps. 245,554

9. Foreign Currency Position and Transactions

Foreign currency denominated assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002		2001
	Thousands of Mexican pesos	Thousands of US dollars	Thousands of US dollars
Assets:			
Current	Ps. 1,019,652	$ 97,674	$ 130,885
Non-current	12,163	1,165	1,426
	1,031,815	98,839	132,311
Liabilities:			
Current	(432,586)	(41,438)	(85,321)
Non-current	(1,178,232)	(112,865)	(245,593)
	(1,610,818)	(154,303)	(330,914)
Net short position	Ps.(579,003)	$ (55,464)	$ (198,603)

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

The principal foreign currency denominated transactions in the years ended December 31, 2002 and 2001 were as follows:

	Thousands of US dollars	
	2002	2001
Sales revenues	$ 392	$ 388
Service revenues	3	225
	395	613
Expenses:		
Purchases of raw materials and cement	(10,597)	(7,921)
Purchases of fixed assets and projects	(9,933)	(41,396)
Consulting services	(14,225)	(13,594)
Interest	(14,189)	(17,727)
Fees	(4,212)	(4,600)
Leasing	(28,603)	(35,632)
Other	(3,011)	(4,584)
	(84,770)	(125,454)
Net	$(84,375)	$(124,841)

At January 20, 2003, the unaudited foreign currency position is similar to that at year-end and the official exchange rate is Ps. 10.59 per US dollar.

10. Long-term Debt

An analysis of the long-term debt at December 31, 2002 and 2001 is as follows:

			2002		2001
	Interest rate	Maturity	Thousands of Mexican pesos	Thousands of U.S. dollars	Thousands of U.S. dollars
Dresdner Bank Luxembourg, S.A.	LIBOR + 0.85	2006	Ps. 436,267	$ 43,000	$ 143,000
Citibank, N.A.	LIBOR + 1.0	2003	208,786	20,000	60,000
International Finance Corporation	9%	2007	469,768	45,000	54,000
Bayerische Hypo-Und Vereinsbank Aktiengesellschaft	LIBOR + 0.6	2010	371,833	36,223	38,638
Deutsche Investions und Entwicklungsgesellschaft Mbh	11.2% and LIBOR + 2.9	2002	-	-	2,730
Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden N.V.	11.2% and 9.5%	2002	-	-	1,540
EXIMBANK	LIBOR +0.5 and LIBOR + 0.625	2001 and 2002	-	-	624
Kreditansalt Für Wiederaufbau	LIBOR + 0.65	2002	-	-	457
Other loans			1,108	96	-
			1,487,762	144,319	300,989
Less-current portion			348,252	33,830	56,766
			Ps. 1,139,510	$ 110,489	$ 244,223

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

In May 2001, the Company obtained a syndicated loan of USD 143 million from Dresdner Bank Luxembourg, S.A., without any specific guarantee. The loan matures in 2006. The principal is repayable semiannually starting in 2004. Interest, which is also payable semiannually, is computed at LIBOR + 0.85 during the first three years, LIBOR + 1 in the fourth year, and LIBOR + 1.15 in the fifth year.

In November 2002, the Company made an early prepayment of USD 100 million on the syndicated loan from Dresdner Bank Luxembourg, S.A.

Basically, the outstanding loans establish similar restrictive covenants, all of which have been observed at December 31, 2002 and 2001. The more important restrictive covenants are as follows:

- Limit on the payment of dividends, which is conditional to the observance of certain financial ratios and the level of indebtedness.
- Observe certain financial ratios.
- Not to dispose of or permit the encumbrance of assets.
- Limit investments in fixed assets to the amounts specified in the loan contracts.

11. Labor Obligations

The liability for labor obligations refers to the employee pension and the seniority premium to which employees are entitled at the time of their separation. A portion of the liability determined on the basis of independent actuarial computations, using the projected unit-credit method, is accounted for as a liability and the remainder is being funded as follows:

	2002	2001
Projected benefit obligation (PBO)	Ps. 221,278	Ps. 195,130
Established fund	(67,813)	(66,636)
	153,465	128,494
Unamortized transition liability	(14,458)	(17,810)
Unamortized past services	(65,513)	(40,318)
Unamortized variances in assumptions	(26,765)	(5,904)
Projected net liability	46,729	64,462
Additional liability	59,118	22,871
Net recorded liability	Ps. 105,847	Ps. 87,333

At December 31, 2002 and 2001, the total amount provided for (excluding the established fund) is Ps. 59,118 and Ps. 22,871, respectively, less than the current benefit obligation (CBO), which is equal to the PBO without projecting salaries to the expected date of retirement or separation; consequently, an additional liability and an intangible asset were recognized for the same amounts. The obligation for vested benefits at December 31, 2002, is Ps. 8,234.

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

An analysis of the net period cost for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Current year service cost	Ps. 15,440	Ps. 13,297
Amortization of transition liability	947	1,082
Amortization of past services	1,794	-
Current year financing cost	8,160	6,858
Amortization of variances in assumptions	73	153
	26,414	21,390
Return on fund assets	(3,196)	(3,083)
Net period cost	Ps. 23,218	Ps. 18,307

The rates used in the actuarial projections were as follows:

	2002	2001
Rate of return on fund	5.5 %	6.0 %
Interest rate	4.5 %	4.5 %
Salary increases	1.5 %	1.5 %

Movements in the projected net liability were as follows:

	2002	2001
Balance at beginning of year	Ps. 64,462	Ps. 68,079
Current year provision	23,218	18,307
Payments	(21,476)	(7,859)
Contributions to fund	(19,475)	(14,065)
Balance at end of year	Ps. 46,729	Ps. 64,462

Movements in the fund were as follows:

	2002	2001
Balance at beginning of year	Ps. 66,637	Ps. 54,261
Contributions	19,475	14,065
Return	3,196	3,083
Payments	(21,495)	(4,772)
Balance at end of year	Ps. 67,813	Ps. 66,637

Unamortized items are being amortized over a period ranging from nine to twenty-eight years.

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

12. Shareholders' Equity

At a General Ordinary Shareholders' meeting held on April 24, 1997, it was decided to set up a reserve for the purchase of the Company's own shares by making an appropriation from retained earnings. The reserve has been increased annually. If the acquired treasury shares are not re-placed within a period of one year, they are cancelled.

At a General Ordinary Shareholders' meeting held on April 25, 2001, it was decided to pay a cash dividend of Ps. 746,670 (at Ps. 3.00 per outstanding share) from the consolidated net reinvested tax profit account ("UFINRE") (Ps. 810,732 restated for inflation). In addition, the Company transferred the accumulated effect of deferred income tax to the retained earnings account. The restated amount of the transfer was Ps. 3,713,351.

As approved by the Apasco's General Ordinary Shareholder's meeting held on April 24, 2002, the Company paid a cash dividend of Ps. 765,250 (at Ps. 3.20 per outstanding share) from the consolidated net reinvested tax profit account ("UFINRE") (Ps. 793,576 restated for inflation).

At General Ordinary Shareholders' meetings held on April 24, 2002, the aforesaid reserve was increased by Ps. 380,000 (historical amount) (Ps. 394,066 restated for inflation), to acquire up to 12,000,000 shares. In 2002, the Company repurchased 5,666,300 shares for Ps. 294,851 (historical amount) (Ps. 302,831 restated for inflation). And, it was decided to cancel 9,749,300 shares.

At December 31, 2002, the Company's capital stock was represented by 236,253,700 common "single" series shares issued and outstanding with no par value, for an historical total of Ps. 203,672. Fixed minimum capital at such dates was Ps. 40,000 (historical amount) represented by 165,716,299 shares issued and outstanding. Variable capital at such date consisted of 70,537,401 shares issued and outstanding. In addition, at December 31, 2002 there was 2,887,000 treasury shares, obtained as a result of the repurchase of the Company's own shares.

The legal reserve, which was Ps. 94,169 (historical amount) at December 31, 2002 may not be distributed to shareholders during the lifetime of the Company, except in the form of a stock dividend.

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

The income tax withholding on dividends was eliminated effective January 1, 2002. If dividends are paid from earnings on which no corporate income tax has been paid, such tax will be payable at the time the related dividends are distributed.

Capital reductions in excess of the restated amounts of capital contributions for tax purposes, following the procedure defined in the Mexican income tax law, will be subject to taxation.

13. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax

The Company is subject to payment of both corporate income tax and asset tax. Income tax is computed taking into consideration the taxable or deductible nature of certain effects of inflation such as depreciation computed on restated amounts, the deduction of purchases instead of cost of sales, which makes it possible to deduct current costs and the effect of inflation on certain monetary assets and liabilities by means of the inflation component, which is similar to the monetary position result. The statutory income tax rate for 2001 was 35%; however, taxpayers had the option of paying only 30% and deferring payment of the remaining 5% until the time earnings were distributed to shareholders. The option to defer payment of a portion of the annual corporate income tax was eliminated effective January 1, 2002.

The Company has been authorized to present a consolidated corporate income tax and asset tax.

The major differences between the Companies' book and tax results refer to the restatement of depreciation for tax purposes and the deduction of purchases instead of cost of sales.

a) An analysis of income tax charged to results of operations of the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Current year income tax	Ps. 1,023,532	Ps. 901,717
Deferred income tax	(67,319)	(277,428)
Total income tax	Ps. 956,213	Ps. 624,289

Apasco, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

b) An analysis of the effects of temporary differences on deferred tax liability is as follows:

	December 31, 2002	December 31, 2001
Deferred tax assets		
Allowance for doubtful accounts, sales discounts and rebates	Ps. 31,841	Ps. 36,882
Customer prepayments	39,163	58,608
Temporarily non-deductible liabilities	30,093	20,105
Income statement provisions	21,402	32,688
Total deferred tax assets	122,499	148,283
Deferred tax liabilities		
Inventories	168,628	199,289
Prepaid expenses and advances to suppliers	35,767	22,142
Fixed assets, long term and deferred	2,993,470	3,139,774
Income statement provision	42	559
Total deferred tax liabilities	3,197,907	3,361,764
Deferred income tax liability, net	Ps.(3,075,408)	Ps.(3,213,481)

c) The major items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the enacted rate are as follows:

	2002	2001
Pretax income	Ps. 2,963,037	Ps. 2,633,099
Differences:		
Monetary position result with respect to annual adjustment	(116,545)	(142,996)
Nondeductible expenses	46,401	55,020
Write-off of items from prior years	(1,774)	9,291
Deductible expenses - non-taxable revenues	(102,351)	(94,062)
Effect of tax rate change on deferred income tax	(75,563)	(735,119)
Other	18,832	58,450
Taxable income	2,732,037	1,783,683
Statutory tax rate	35%	35%
Total income tax	Ps. 956,213	Ps. 624,289
Effective tax rate	32%	24%

Effective as of 2003, there will be a gradual one-percentage point annual reduction in the corporate income tax rate until such rate reaches 32% in 2005 (i.e., 34% in 2003; 33% in 2004 and 32% in 2005 and succeeding years).

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2002)

d) From 1999 through 2001, corporate taxpayers were extended the option of deferring payment of a portion of their annual tax. The earnings on which a portion of the tax was deferred had to be controlled in the so-called "net reinvested tax profit account" ("CUFINRE").

Earnings distributed in excess of the CUFINRE and CUFIN (net tax profit account) balances will be subject to taxation at the enacted tax rate at the time such earnings are distributed.

At December 31, 2002, the Company had the following balances for tax purposes:

Net restated contributed capital account (CUCA), Ps. 2,476,560.

Net tax profit account (CUFIN), Ps. 3,621,580.

b) Asset tax

The 1.8% asset tax is payable on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds income tax. Since income tax exceeded asset tax in the year ended December 31, 2002, the Company was not required to pay asset tax.

c) Employee profit sharing

Employee profit sharing for the years ended December 31, 2002 and 2001 was Ps. 147,651 and Ps. 121,564, respectively.

Employee profit sharing is determined on the same base amount as income tax, excluding the inflation component and the indexing of depreciation expense.

Aguascalientes, Aguascalientes
Tel: (449) 912-83-01
Fax: (449) 912-82-04

Cancún, Quintana Roo
Tel: (998) 884-98-75
Fax: (998) 884-56-36

Chihuahua, Chihuahua
Tel: (614) 425-35-70
Fax: (614) 425-35-80

Ciudad Juárez, Chihuahua
Tel: (656) 629-39-31
Fax: (656) 629-39-38

Ciudad Obregón, Sonora
Tel: (644) 413-32-30
Fax: (644) 414-58-08

Culiacán, Sinaloa
Tel: (667) 714-90-88
Fax: (667) 714-90-89

Guadalajara, Jalisco
Tel: (33) 3884-61-00
Fax: (33) 3884-61-11

Hermosillo, Sonora
Tel: (662) 260-83-60
Fax: (662) 260-83-61

Los Mochis, Sinaloa
Tel: (668) 818-40-33
Fax: (668) 818-15-29

León, Guanajuato
Tel: (477) 717-70-62
Fax: (477) 718-75-33

Mérida, Yucatán
Tel: (999) 926-14-50
Fax: (999) 926-14-90

Mexicali, Baja California
Tel: (686) 568-45-53
Fax: (686) 568-45-85

México, D.F.
Tel: (55) 5283-1300
Fax: (55) 5283-1392

Monterrey, Nuevo León
Tel: (81) 815-218-00
Fax: (81) 815-218-39

Navojoa, Sonora
Tel: (642) 422-60-02
Fax: (642) 422-70-77

Puebla, Puebla
Tel: (222) 237-99-22
Fax: (222) 237-99-26

Querétaro, Querétaro
Tel: (442) 216-64-29
Fax: (442) 216-67-49

Reynosa, Tamaulipas
Tel: (899) 929-57-07
Fax: (899) 929-57-08

Tijuana, Baja California
Tel: (664) 681-78-44
Fax: (664) 681-78-76

Torreón, Coahuila
Tel: (871) 713-89-01
Fax: (871) 713-90-12

Veracruz, Veracruz
Tel: (229) 922-57-55
Fax: (229) 922-20-92